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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

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                                 SCHEDULE 14D-9
                                 (RULE 14d-101)

                      SOLICITATION/RECOMMENDATION STATEMENT
                                      Under
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

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                         SHELBOURNE PROPERTIES II, INC.
                            (Name of subject company)


                         SHELBOURNE PROPERTIES II, INC.
                        (Name of person filing statement)



                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
           (Including the associated preferred share purchase rights)
                         (Title of class of securities)

                                    821374105
                      (CUSIP Number of class of securities)


                               Richard J. McCready
                         c/o First Winthrop Corporation
                           7 Bulfinch Place, Suite 500
                                Boston, MA 02114
      (Name, address and telephone number of person authorizedn to receive notices and communications on behalf of the person filing statement)


                                    Copy to:
                               Christa D'Alimonte
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                                 (212) 848-4000

|X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

FOR IMMEDIATE RELEASE                                Contact: Richard Wool
                                                     Sitrick And Company
                                                     212-573-6100



          SHELBOURNE PROPERTIES I, INC., SHELBOURNE PROPERTIES II, INC.
     AND SHELBOURNE PROPERTIES III, INC. ANNOUNCE SETTLEMENT OF LITIGATION;
                TENDER OFFERS AND PLANS OF LIQUIDATION TO FOLLOW

         NEW YORK - July 2, 2002 - Shelbourne Properties I, Inc. (AMEX: HXD), Shelbourne Properties II, Inc. (AMEX: HXE), and Shelbourne Properties III, Inc. (AMEX: HXF), which are diversified real estate investment trusts, announced today that they have entered into settlement agreements with respect to all outstanding litigation involving the companies.

         In connection with the settlement, HX Investors, L.P., the owner of approximately 12% of the outstanding common stock of each of the companies, has agreed to conduct tender offers for up to 30% of the outstanding common stock of each of the companies at prices of $53.00, $62.00 and $49.00 per share for shares of Shelbourne I, Shelbourne II and Shelbourne III, respectively. If the tender offers are fully subscribed, HX Investors will own approximately 42% of the outstanding common stock of each company. The tender offers are expected to commence on or before July 12, 2002, following the filing of required tender offer documents with the Securities and Exchange Commission. The closings of the tender offers will be subject to customary conditions.

         As part of the settlement, the boards of directors have approved plans of liquidation for each of the companies and have agreed to submit such plans to their respective stockholders for approval. HX Investors has agreed to vote all of its shares of common stock in the companies in favor of the proposed plans of liquidation. In addition, the board of directors of each of the companies will be increased to six members, with two directors being designated by HX Investors and four directors being independent directors proposed by HX Investors. HX Investors and the companies have agreed to take certain steps to establish improved corporate governance for each of the companies. The annual meetings of stockholders of each of the companies are expected to be held on September 9, 2002, as previously announced.

                                    - more -

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Shelbourne Properties, Inc. I, II, III
July 2, 2002

Page 2

         The boards of directors of each of the companies have unanimously recommended that their stockholders desiring to maximize immediate liquidity of their shares of common stock accept the tender offer and tender their shares pursuant to the tender offer, and stockholders not seeking immediate liquidity, but desiring to receive their pro rata portion of the liquidation proceeds contemplated by the plans of liquidation, should not accept the tender offer, and should vote to approve adoption of the plan of liquidation when such plan is voted on by the stockholders. The financial advisor to the companies, Lazard Freres & Co., LLC, has delivered a written opinion to the board of directors of each of the companies that the respective tender offer price, together with the liquidation proceeds to be received from and in accordance with such company's plan of liquidation, taken as a whole, is fair to the stockholders of the relevant company from a financial point of view.

         STOCKHOLDERS ARE URGED TO READ THE COMPANIES'
SOLICITATION/RECOMMENDATION STATEMENTS WHEN THEY ARE AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. WHEN SUCH SOLICITATION/RECOMMENDATION STATEMENTS HAVE BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, STOCKHOLDERS AND INVESTORS WILL BE ABLE TO OBTAIN COPIES OF THEM AT NO CHARGE AT THE SEC'S WEBSITE, www.sec.gov, OR BY CONTACTING COMPANIES, C/O FIRST WINTHROP CORPORATION, 7 BULFINCH PLACE, SUITE 500, BOSTON, MA 02114.

         Founded in 2000, Shelbourne Properties I, Inc. Shelbourne Properties II, Inc. and Shelbourne Properties III, Inc. are diversified real estate investment trusts with holdings in the office, retail and industrial asset sectors. They are successors to Integrated Resources High Equity Partners, Series 85, a California Limited Partnership; High Equity Partners L.P. - Series 86; and High Equity Partners L.P. - Series 88, respectively.

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